Filed by Wesbanco, Inc.

Commission File No. 000-08467

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Old Line Bancshares, Inc.

Commission File No. 000-50345

Date: July 25, 2019

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed merger of Old Line Bancshares, Inc. (“Old Line”) with and into Wesbanco, Inc. (“WesBanco”) with WesBanco surviving (the “Merger”), that are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Old Line may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; Old Line’s stockholders and/or WesBanco’s shareholders may not approve the proposed Merger or the related merger agreement; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2018 Annual Report on Form 10-K, Old Line’s 2018 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Old Line with the Securities and Exchange Commission (“SEC”). All forward-looking statements included in this filing are based on information available at the time of the release. Neither WesBanco nor Old Line assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Old Line and WesBanco and a prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO, STOCKHOLDERS OF OLD LINE AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and stockholders of Old Line prior to the respective shareholder and stockholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Proxy Statements/Prospectus, and other related documents are filed by WesBanco with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov, and from either WesBanco’s or Old Line’s website at http://www.wesbanco.com or http://www.oldlinebank.com, respectively.

Participants in the Solicitation

WesBanco and Old Line and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and the stockholders of Old Line in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2019 annual meeting of shareholders, as filed with the SEC on March 13, 2019 and as supplemented on April 5, 2019. Information about the directors and executive officers of Old Line is set forth in the proxy statement for Old Line’s 2019 annual meeting of stockholders, as filed with the SEC on April 26, 2019. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of WesBanco shareholders or Old Line stockholders in connection with the proposed Merger will be included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or Old Line using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

WESBANCO SHAREHOLDERS AND OLD LINE STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Explanatory Note: The following is a transcript from WesBanco’s conference call on July 24, 2019. An archive of the webcast is also available on the Investor Relations section of the Company’s website, www.wesbanco.com.

WesBanco

Q2 2019 Earnings and Old Line Merger Conference Call

Wednesday, July 24, 2019, 10:00 AM Eastern

CORPORATE PARTICIPANTS

John Iannone – Vice President of Investor Relations

Todd Clossin - President and Chief Executive Officer

Bob Young – Executive Vice President and Chief Financial Officer

James Cornelsen - Old Line Bancshares President and Chief Executive Officer

PRESENTATION

Operator

Hello and welcome to the WesBanco Second Quarter 2019 Earnings and the WesBanco Old Line Merger Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero on your telephone keypad. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then 1 on your telephone keypad. To withdraw your question, please press star, then 2. Please note that this event is being recorded.

I would now like to turn the conference over to John Iannone. Please go ahead sir.

John Iannone

Thank you, Keith. Good morning and welcome. On today’s call we will first briefly review WesBanco Inc.’s second quarter 2019 Earnings and then discuss the proposed WesBanco Inc., Old Line Bancshares, Inc. merger. With me on the call today are Todd Clossin, WesBanco’s President and Chief Executive Officer; Bob Young, WesBanco’s Executive Vice President and Chief Financial Officer; and James Cornelsen, Old Line’s President and Chief Executive Officer.

Following the open remarks, we will begin a question-and-answer session. WesBanco’s Second Quarter 2019 earnings release, which contains consolidated financial highlights and reconciliations of non-GAAP financial measures, was issued yesterday afternoon as was the press release and associated investor presentation providing details of the proposed merger. Both of these documents are available on WesBanco.com.

This presentation contains certain forward-looking statements including certain plans, expectations, goals, and projections including statements by the benefits of the proposed merger between WesBanco Inc., and Old Line Bancshares Inc., which are subject to numerous assumptions, risks and uncertainties.

In addition, the presentation, to which we will be referencing today, was filed last evening as part of the Form 8-K and posted to WesBanco.com. Further, we call your attention to Pages 2 and 3 of the presentation which contain further details on obtaining more information about the proposed merger and other important disclosures.

Actual results could differ materially from those contained or implied by such statements for a variety of factors including the businesses of Old--of WesBanco and Old Line may not be integrated successfully or such integration may take longer to accomplish than expected. The expected cost savings in any revenue synergies for the proposed merger may not be fully realized within the expected timeframes. Disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers. The required governmental approvals for the proposed merger may not be obtained on the expected terms and schedule.

Old Line’s shareholders may not approve the proposed merger. Changes in economic conditions, movements, and interest rates, competitive pressures on product pricing and services, success and timing of other business strategies, the nature, extent, and timing of governmental actions and reforms and extended disruption of vital infrastructure, and other factors described in WesBanco’s 2018 annual report on Form 10-K, Old Line’s 2018 annual report on Form 10-K, and documents subsequently filed by WesBanco and Old Line with the Securities Exchange Commission.

All forward-looking statements included in this call and associated presentation are based on information available at the time of the call and presentation. Neither WesBanco nor Old Line assumes any obligation to update any forward-looking statement. I would now like to turn the call over to Todd Clossin, WesBanco’s President and CEO. Todd?

Todd Clossin

Thanks John. Good morning and thank you for joining us. On today’s call we’re going to review our results for the second quarter 2019 as well as discuss the proposed merger with Old Line Bancshares Inc.; both of which were announced yesterday evening. This is an exciting time in the measured and thoughtful evolution and strategic diversification of WesBanco. Our results for the second quarter demonstrate our diligent focus on credit quality, profitability, and positive operating leverage to ensure a strong organization for our shareholders. The proposed merger with Old Line is an example of the continued solid execution on our long-term growth strategies.

We are pleased with WesBanco’s performance during the second quarter of 2019. The successful execution of our growth and diversification plans has enabled WesBanco to transform into an emerging regional financial institution, build upon a century-old trust business and 150-year old community bank.

During the last three years, we have significantly diversified our institution into new higher growth markets with great demographics while maintaining a critical focus on expense management and credit quality. As we mentioned last quarter, we continue to see improvement in certain lending headwinds we experienced during the latter half of 2018. The targeted reductions in our indirect consumer portfolio related to its risk return profile have ended. In fact, we reported 2% year-over-year organic growth in this category during the second quarter of 2019.

While home equity lending continues to be under pressure, primarily due to higher interest rates and the impact of last year’s tax reform legislation, residential mortgage continues to be a bright spot for us, as both total production and the pipeline are up significantly year-over-year, resulting in strong quarterly mortgage banking fee income and a 2.8% year-over-year organic growth in the one-to-four family mortgage loans primarily jump and private banking loans held on our balance sheet.

Commercial real estate payoffs experienced during 2018 have continued to moderate and are approaching a more normalized level. During the second quarter, we saw strong production across our commercial loan categories and our pipelines remain solid.

While we typically stress the importance of viewing loan growth over a rolling four-quarter period, I’d like to discuss our sequential quarter loan growth. We continue to see stabilization across loan categories as we generate a total loan growth on a sequential quarter basis of approximately 1%, or roughly 4% when annualized which was led by a 2% sequential quarter growth in the C&I category.

The strength of our lending teams, our robust pipelines, and the positive early response to our newly launched online lending application capabilities supports our confidence in our ability to deliver low to mid-single digit loan growth over the long term. Lastly, we continue to bring additional talent in our organization to ensure our success is an emerging regional financial services institution. During the last few years, we have made strategic leadership hires in our residential mortgage lending program, our retail franchise, and our securities and insurance businesses.

These exceptional leaders have and continue to transform their respected businesses to ensure WesBanco has continued success as we grow. Furthermore, we recently announced the hiring of our new Chief Marketing Officer, an individual who brings a wealth of banking and marketing experience to WesBanco from a large national bank. His experience and insight will take our marketing strategy to the level needed for a multistate financial services institution as we work on being more proactive and integrated with our brand across our diverse geographies and business lines.

I’d now like to turn the call over to Bob Young, our Chief Financial Officer for an update on our second quarter’s financial results. Bob?

Bob Young

Thanks, Todd, and good morning to you all. For the three months ended June 30, 2019, we reported GAAP net income of $44.8 million and earnings per diluted share of $0.82 as compared to $33.2 million and $0.71 respectively in the prior year period. Excluding after tax merger related expenses from both periods, net income increased 19.9% to $44.9 million and earnings per diluted share increased 2.5% to $0.82, reflecting the additional shares issued for last year’s two acquisitions.

The six-month ended June 30, 2019, we reported GAAP net income of $85.2 million and earnings per diluted share of $1.56 as compared to $66.7 million and $1.47 per share respectively in the prior year period. Once again, excluding after tax merger-related expenses from both periods, net income increased 23.2% to $87.7 million and earnings per diluted share increased 1.9% to $1.60, again, reflecting the additional shares issued for the acquisitions.

As Todd mentioned, we continue to realize stabilization across several loan categories during the second quarter which led to 0.9% loan growth on a sequential basis. Total loan production was up from both the prior year quarter as well as the first quarter of this year. Residential mortgage originations continued to be strong in the current lower interest rate environment as they were up 15% year-over-year driven by home purchases and construction across our footprint as the expansion of our mortgage origination teams continue to take market share, as well as our new Kentucky-based origination teams.

The strength of our deposit franchise has helped to maintain our loan-to-deposit ratio in the 87% range as well as a profitability by controlling our funding costs. Our total deposit funding cost has increased 11 basis points during the last 12 months and just 15 basis points during the last five years despite nine increases in the Federal Reserve Board’s target federal funds rate.

The net interest margin for the second quarter of 2019 increased 24 basis points year-over-year to 3.67% while for the six-month period it was 3.68%, up 27 basis points over last year. Purchase accounting accretion from acquisitions benefited the second quarter net interest margin by approximately 18 basis points, which included three basis points related to a prior acquisition impaired loan payment as compared to 12 basis points in the prior year period.

Excluding purchase accounting accretion, we reported a core net interest margin of 3.49% for the second quarter, up 18 basis points year-over-year and stable on a sequential quarter basis. For the quarter ended June 30, 2019, non-interest income increased 33.1% from the prior year to $31.2 million, driven mostly by the Farmers Capital acquisition.

Net securities gains reflects a $2.6 million gain from the second quarter sale of our ownership position of Visa Class B common stock. Other income increased $1.7 million, primarily due to an increase in payment processing fee income from a business inherited from Farmers Capital as well as loan swap fees as commercial customers take advantage of this product in the current rate environment. Furthermore, non-interest income for the six-month period increased $11.4 million, or 24.1% year-over-year, primarily driven by the First Sentry and Farmers Capital acquisitions last year.

We continue to demonstrate strong profitability and positive operating leverage through the successful execution of our strategies. Focused expense savings associated with the Farmers Capital acquisition began after the February branch and data processing conversions with the majority of the anticipated 2019 cost savings related to personnel having occurred by the second quarter. We remain on-track to achieve the previously announced 2019 cost savings associated with the FFKT merger.

Excluding merger-related expenses, non-interest expenses for the second quarter of 2019 increased $13.7 million, or 23.6%, compared to the prior year period due to the Farmers Capital acquisition and their associated retained staff and locations, after consolidating 12 Kentucky locations into six. For the year-to-date period, non-interest expenses, excluding merger-related costs, increased $30.7 million, or 27.3% year-over-year, reflecting the First Sentry and Farmers Capital acquisitions.

Our underlying credit fundamentals continue to be reflective of our strong legacy of credit and risk management. Our credit quality ratios remained strong during the second quarter as we continue to balance disciplined loan origination in the current environment with our prudent lending standards.

The provision for credit losses for the second quarter was $2.7 million, reflecting growth in the loan portfolio resulting in an ALLL that held steady with year-end as a percentage of the total loan portfolio and annualized net loan charge-offs to average loans were just five basis points for the second quarter.

Now, I would like to provide some current thoughts on our outlook for the remainder of the year, which remain fairly consistent with our outlook provided on the last quarter’s earnings call. Since we do remain somewhat asset sensitive, we are not immune from the factors that are affecting net interest margins across the industry including a current very flat spread between the three-month T-Bill to the ten-year Treasury and an overall low longer-term rate environment.

We currently now anticipate two 25-basis point federal funds rate decreases during the second half of 2019, which will have a slight negative impact on both GAAP and core net interest margins. We still anticipate purchase accounting accretion to be in the mid-teens during 2019, declining at a pace of one to two basis points per quarter thus further reducing the stated net interest margin.

We continue to expect our overall credit quality measures to remain strong during 2019 and anticipate our effective full year tax rate to be approximately 18% to 19%. As a reminder, during the second half of 2019 we will begin to incur the impact from the Durbin Amendment on interchange fee income, which we currently anticipate to reduce fee income by approximately $2.5 million to $3 million per quarter, and that also will have a slight negative influence on the efficiency ratio.

And I’ll turn the call back over to Todd.

Todd Clossin

Great thanks, I appreciate that. Our long-term growth strategy is focused on several key pillars, we talked about this before; building a diversified loan portfolio with an emphasis on commercial and industrial, residential mortgage, and home equity lending. Increasing fee income is the percentage of total net revenues over time; maintaining a high quality retail banking franchise and franchise enhancing acquisitions. These pillars would not be possible if they were not built upon our two strong legacies of our franchise: an unwavering focus on delivering positive operating leverage while also making necessary growth oriented risk prevention investments and maintaining our strong culture of credit quality risk management and compliance, principles upon which our company was founded nearly 150 years ago.

Furthermore, the inherent strength of our diversification and growth strategies is how the components complement and support each other to ensure success and profitability regardless of the operating environment. The proposed merger with Old Line brings together two high quality institutions with disciplined risk cultures and strong customer focus.

Old Line is a strong performing community-based financial institution with excellent credit quality and a focus on commercial lending, which shares our commitment to client service and community banking. We’re pleased to be able to partner with them and provide the customers of Old Line with a broader array of banking services, including expanded commercial and mortgage-lending capabilities as well as a myriad of wealth management solutions.

Before we review the slide deck, I’d like to provide Old Line CEO and President, Jim Cornelsen, the opportunity to say a few words. In addition, he’ll be available to answer questions during the Q&A session. Jim?

Jim Cornelsen

Thank you, Todd, and good morning everyone. I’m pleased to have the opportunity to speak with you all today. We are excited about our merger with WesBanco and becoming an integral part of this nearly 150-year history as a community bank. WesBanco is the ideal partner for Old Line—combined with treating people right, their history of solid execution on their operational and growth strategies has led to a strong track record of operational performance and merger success.

During our 30 years, Old Line has grown from a single branch office to 37 locations and 10 lending offices with more than $3 billion in total assets. We are proud to say that our customers have grown with us and this holds true to our philosophy of partnership where we play a role in the development and prosperity of our great region. The same can be said for our partnership with WesBanco. Their customer-centric philosophy and focus on the success of the communities in which they operate is unparalleled. Through this new partnership, we’ll be in a much stronger position to deliver improved value to our customers through additional high quality products and services as well as growth opportunities for our employees.

The branch staff and lending teams whom our customers have relied upon to be their local franchise advocate will continue to be there to help guide them. In addition, I look forward to continuing my relationship as chairman of the Mid-Atlantic market for WesBanco to help ensure a smooth transition and a growing future in growth in the Mid-Atlantic market. Thank you Todd.

Todd Clossin

Thanks, Jim. I’d now like to review the merger presentation beginning with Slide Number 5. This merger is a strategic expansion with financially sound pricing. The combination of our two strong companies significantly expands our franchise east into the Mid-Atlantic region consistent with our stated acquisition strategy.

Old Line Bancshares is an approximate $3.1 billion institution headquartered in Bowie, Maryland with $2.4 billion in loans, $2.4 billion in deposits, 37 branches and 10 loan production offices. This merger fits into our stated parameters of representing no more than 20% of our combined size. Besides entering the State of Maryland as the ninth largest financial institution, this merger will gain us entry into the two fastest growing MSA’s in the Mid-Atlantic region—Baltimore and Washington, D.C., both of which have great demographics and growth prospects. In addition, pro forma total assets of approximately $16 billion will provide enhanced scale to help cover the cost associated with the Durbin Amendment and our infrastructure enhancements as part of crossing the $10 billion asset threshold last year.

The financial aspects of the proposed merger are attractive, with a greater than 20% internal rate of return, positive earning accretion of 4.3% during 2020, and 6.2% in 2021. And the tangible book value dilatation of approximately 3.8% is anticipated to be earned back in approximately 3.3 years. And last but not least, pro forma capital ratios will remain substantially in excess of the well capitalized guidelines.

On Slide 6 is a summary of the key terms of the proposed merger, which is expected to close during the next two-to-three quarters pending WesBanco and Old Line shareholder and customer—customary regulatory approvals. This is 100% stock transaction with the shareholders of Old Line receiving 0.7844 of a share of WesBanco common stock for each common stock share of Old Line stock owned. This represents a total aggregate value of approximately $500 million based on WesBanco’s closing stock price on July 22.

Upon completion of the merger, two current Old Line directors, Jim Cornelsen and Steve Proctor, are anticipated to join our board of directors and an advisory board for the Mid-Atlantic market will be established with Jim assuming the role of chairman of that advisory board.

Importantly, Mark Semanie Old Line’s current Chief Operating Officer will join WesBanco as our market president for the Mid-Atlantic market with other local leadership and key lenders also remaining in place. In addition, there was an extensive due diligence process completed, which included a review of 57% of Old Line’s commercial portfolio as well as other internal document reviews with a focus on asset quality and bank operations. As a result of this diligence, various standard deal protections were built into the merger agreement.

Turning to Slide 7, you can see the diversified breath of our footprint as a combined company, which radiates out from our Wheeling headquarters within our preferred six-hour drive time. During the last three years, we have expanded west into Kentucky and Southern Indiana and now east into Maryland as we’ve built strong market positions in economically diverse major markets with positive demographic trends.

As you can see, Old Line’s primary market area is suburban Maryland including the dynamic and economically strong areas surrounding Baltimore and Washington, D.C. On Slide 8, you can see how this merger meets our M&A criteria of gaining critical deposit share in our key markets of operation. In addition to entering the State of Maryland with the top 10 market share, we also enter the important Washington, D.C.; Baltimore; and Lexington Park MSA’s with strong positions.

On Slide 9, we highlighted more detail the strong demographics of the Baltimore and Washington, D.C. MSA’s including median household incomes, projected population growth, and GDP, which makes these very attractive and high-growth markets. We believe we should be very successful in these markets through the retention of key management and personnel across Old Line’s footprint combined with our key advantages and differentiators.

Our customer-centric model is demonstrated by our Better Banking Pledge and six consecutive outstanding CRA ratings will demonstrate our commitment to new customers and communities. Our core funding advantage, higher legal lending limit, and treasury management and other ancillary products will ensure the continued success of our new commercial lenders. Further, with the high incomes and associated wealth in the region, the build-out overtime of our wealth management capabilities including trust, private banking, and securities brokerage will provide significant growth opportunities— that were not factored into the merger model.

Next on Slide 10, you can see the footprint of our combined company and the associated strong market positions across it. This merger checks all the boxes of our stated M&A strategy. Attractively priced and shareholder friendly, a franchise-enhancing institution within a six-hour drive of our Wheeling headquarters, top positions in major metropolitan markets with good demographics and good prospects, strong management teams, and a corporate credit and lending culture that meshes well with ours.

We have the expertise and experience throughout our organization to successfully manage an emerging small regional financial institution. Many of our senior executives, including myself, have experienced large regional lenders and fast growing markets. One of the keys to this merger is more than just the retention of Jim Cornelsen and Mark Semanie in their key leadership roles. If the retention of Old Line’s talented customer-facing employees. Our newest customers will be able to continue to rely upon the individuals they have come to know and trust, from the employees in the branches to the various specialists to the lenders. This is a great opportunity for us to enhance the customer relationships through new and expanded products and services as well as providing enhanced career opportunities to our newest employees.

In fact, this will represent the sixth consecutive merger where key top executives joined and stayed with WesBanco in a leadership or advisory capacity, whether as a member of the board of directors, leading a market advisory board, or serving as a market president. This is a great calling card because it shows their passion and their belief in our ability to succeed.

Turning to Slide 11, in addition to having strong market positions in diverse major markets, we strive to maintain well balanced loan and deposit distributions across our footprint. This slide demonstrates this focus on board and balanced market distribution. On a pro forma basis, Maryland will comprise approximately 24% of our loan and 22% of our deposit basis. I’d like to turn the call over to Bob Young to discuss the financial comparison as well as deal pricing and assumptions. Bob?

Bob Young

Thanks Todd, just a few additional notes and we’ll get on to Q&A. On Slide 12 are summary financials for WesBanco and Old Line Bancshares for the six months ended June 30, 2019. As you can see from this slide, there are—these are similar and compatible organizations that are well managed, have strong return and efficiency ratios, and they provide many opportunities for growth.

Old Line will represent about 20% of the combined organization upon completion. Furthermore, their financial performance is in the top quartile for their peers and lines up nicely with our own performance. As Todd mentioned, this is a strategic expansion with financially sound pricing. And so turning to pricing on Slide 13, here are the metrics and key modeling assumptions for the proposed merger.

As Todd mentioned, the deal has an internal rate of return greater than 20%, well above our cost of capital hurdle. It enjoys positive earnings accretion and meets our goal of having tangible book value dilution earn-back of approximately 3.3 years.

The prior financial book value per share is 177% with a very reasonable price 2019 and 2020 analyst EPS estimates of 13.4 times and 12.2 times respectively and a core deposit premium of 12.6%. As this is a new market for us, we anticipate operational cost savings of approximately 31% with approximately 75% phased in during 2020 and the remainder in 2021. The majority of these savings will be from back office operational consolidations, as there is no branch overlap between our markets currently.

There are estimated merger-related expenses of about $30.4 million. We have a gross loan credit mark assumed of $24.4 million. It’s about 1% of loans of which 75% is estimated to be accretable and a core deposit and tangible assumption of 2.25% amortized on an accelerated manner over 10 years.

In addition, you can see the various estimated fair value adjustments associated with the modeling, most of which are informed by Old Lines first quarter fair value disclosures in their 10Q. Actual fair values will be determined at closing and we intend to redeem Old Line’s outstanding TRUPS and also refinance at a cheaper cost their subordinated debt in late 2021.

As Todd mentioned, opportunities for our fee income businesses, such as wealth management and treasury management services, were not factored into the model and do, indeed, represent additional revenue synergies for the long-term success of this transaction. We also didn’t factor in revenue synergies from reducing their more expensive wholesale funding, but we do intend to reduce certain expensive borrowings and institutional deposits initially with investment securities and invested cash offsets. They should be relatively close to the cost of the liabilities that we paid off.

Turning to Slide 14, comparing to relevant deals both nationwide and regionally, for the regional peers, select transaction since January 17 targeted Midwest-based institutions with assets greater than $500 million while the national peers focused on all stock transactions during the last 12 months that targeted institutions also with assets greater than $500 million.

Now, as you can see from these ratios and numbers, we are acquiring a strong financial institution that is consistent with national and better than regional median return ratios and the pricing on this transaction is in line with comparable deals. Finally, on Slide 15, pro forma capital ratios are detailed here. These projected ratios at closing, indeed, remain very strong with a Tier 1 leverage ratio of 9.5%, Tier 1 common of 12.6%, Tier 1 risk-based of 12.6%, and total risk-based of 14.8%. We’re also projecting a 9.6% tangible common equity ratio.

I would remind you that these pro forma capital ratios assume that our remaining $130 million of existing TRUPS will be treated during the quarter of consummation as Tier 2 capital.

Todd, back to you for the conclusion.

Todd Clossin

Sure, and just turn to Slide 16. In summary, we’re excited about our merger with Old Line. This is a strong performing franchise with excellent credit quality, commercial lending focus, a top flight management team, and respected position within its communities.

During the last three years we have significantly diversified our institution into new high-growth markets with great demographics, which will now span six states across the Midwest, mid-south, and now the Mid-Atlantic region as a top-ten financial institution in the State of Maryland.

This is an appropriately priced transaction that is strategically and financially compelling and continues to diversify our franchise in prominent major metropolitan markets. Furthermore, there is an opportunity for increased revenue as WesBanco’s larger balance sheet provides higher lending authorization abilities as well as introducing additional products and services including wealth management to the region.

We pride ourselves on delivering large bank capabilities with a community bank feel, which is one of the reasons, one of the key reasons, we were recently named the Number 7 best bank in America by Forbes Magazine.

WesBanco has a long history of strong expense, credit risk management, experienced management that can execute on our strategies, solid technology and back office expertise, good capital and liquidity strength. We have a proven track record of successful acquisitions that meaningfully expand our franchise and its growth opportunities and we’re excited to continue this trend with the successful integration of Old Line Bancshares. We’re pleased to welcome the customers and the employees of Old Line to the WesBanco family.

We are now ready to answer your questions. Operator, would you please review the instructions?

QUESTION AND ANSWER

Operator

Yes, thank you. We will now begin the question-and-answer session. To ask a question, you may press star, then 1 on your telephone keypad. If you’re using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw it, please press star, then 2. At this time, we will pause momentarily to assemble the roster.

And the first question comes from Catherine Mealor with KBW.

Catherine Mealor

Thanks, good morning and congrats.

Todd Clossin

Thanks Catherine, thank you.

Catherine Mealor

I thought I’d start maybe first with margin outlook, and thank you Bob for your commentary on how you’re thinking about the margin with lower rates. I wanted to see if we could kind of take that margin outlook and layer in Old Line and how should we think about the leverage of WesBanco’s 82% loan-to-deposit ratio and Old Lines over 100 deposit ratio and any leverage that you’d have there to improve the margin? You know, maybe you can lower some of Old Line’s higher cost deposits and then better leverage your balance sheet as well?

Todd Clossin

Bob, why don’t you handle that?

Bob Young

Catherine, you kind of took the words out of my mouth. That’s a pretty good summary of what we intend to do. An answer to your loan-to-deposit question, we’ll be about 91% on average deposits, 92% using period-end deposits as a measuring base. Certainly the opportunity on the wholesale borrowing side, we think, is significant. What I also recognize, Jim and Mark have done a great job in attracting both public and institutional deposit customers to their fold and I’ve indicated on prior calls, that’s an important strategy for us as well. Just in the public funds arena we have between $1 billion and $1.1 billion currently on our balance sheet.

So, we’re going to continue to work that strategy for them and hopefully by melding our pricing strategies together with their relationship management capabilities we’ll be able to meld that together successfully on the pricing side going forward and we think we’ll have an opportunity to do that as Old Line would have, just with the upcoming rate decreases that are projected in our model and by the Federal Reserve.

During the end of the margin, and I guided to a little bit of a decrease in our core margin going forward as well as the GAAP margin just from the standpoint of a continuation of reducing our purchase accounting accretion going forward by a basis point or two each quarter, going in 2020 and excluding through the end of this year before CECL any additional accretion from impaired payoffs, impaired loan payoffs like we experienced in the first half of the year.

An answer to your question about what does it look like when you put the two together, you know, we’re anticipating that you’re going to have somewhere around $2.5 million to $3 million of accretable income on a quarterly basis in that first year; call it $10 million. With the caveat that obviously marks and rate determinations and accretion going forward will be based upon where the interest rate market is as of closing as compared to the marks were determined based upon really disclosures that Old Line made with their first quarter 10Q.

And so the two most significant impact to margin going forward of the loan mark as the accretable portion of the loan mark, I should say, as well as the CD book. We’re anticipating that we will see a slight increase in our base case margin, keeping in mind the base case margin for us will drift a little bit lower, based upon my remarks earlier but the enhanced purchase accounting and really a margin despite their higher cost to deposits, it lines up fairly close to our core margin, indicates to me and we’ve done a high level analysis of this that will be a few basis points mid-single digits is what I would guide to on the margin in the first full year after the acquisition. Does that answer the two questions I think you had?

Catherine Mealor

Yes, it did. That was perfect. And the—the $2.5 million $3 million accretion income, that was an annual number or quarterly?

Bob Young

No, quarterly.

Catherine Mealor

Quarterly?

Bob Young

It’s $10 million—it’s $10 million to $11 million annually is what we’re looking at right now sub-debt borrowings—well there’s not much there, most of those are short—the CD book and the loan book.

Catherine Mealor

Okay, great. And then maybe one follow-up question is just on growth. So, you would think it was kind of a low single-digit grower, Old Line has been more of a high single, low double digit grower. You know, certainly these are some really nice high-growth markets that you’re going to enter. Can we—is it fair to assume that you will be comfortable allowing for the Old Line franchise to still grow at the level that they have grown or do you feel like that growth rate may pull back just a little bit as you kind of push the two cultures together? Thanks.

Todd Clossin

No, no. We don’t anticipate pulling back at all. Again, it will be, you know, 20%—greater than 20% of the loan growth going forward. So, very important to us that lenders are not only able to do the things they’re doing today but would be able to do more because we’ve got a bigger balance sheet and we can take bigger bites of particular deals and a lot of deals ourselves. So, we don’t anticipate that going back at all and we want to give them the leash to move forward fast, to do the kind of things that they’ve been doing. Credit quality has been excellent. We spent a lot of time together and we know those line up very, very well. So, I think from an underwriting perspective, the kind of deals they do, the kind of deals we do, expertise on both sides of the equation all lines up really nice.

So, you know, this company has a great risk profile and we’ve got a great risk profile and we’ve got a great risk profile. So, we’re not going to pull that back at all. So I would say use a low-to-mid single digit. As you know, I’ve been saying that for the last couple of years. Maybe that’s a little conservative given the acquisitions in Kentucky and now out here in the Mid-Atlantic markets but, you know, I like to be conservative in kind of what we put out there but don’t read anything into that that we’re going to change what these guys are doing.

Catherine Mealor

Great, thank you so much and congrats.

Operator

Thank you. And the next question comes from Russell Gunther with DA Davidson.

Russell Gunther

Hi, good morning guys.

Todd Clossin

Morning Russell.

Russell Gunther

I actually had a couple of questions on the quarter if I could. Bob, I wanted to follow-up on the comments you made about the cost saves you’ve recognized on the most recent deal. I think you said you got the majority of the personnel there but is there additional cost savings that you could quantify for us that you expect in the back half of this year and early 2020?

Bob Young

Russell, what we’ve said is that 75% of the cost should be achieved this year and the rest next year. Some analysts apply that as though that’s 100% as of April 1, others are feeding that in through their model with 100% achieved as of January 1 of 2020.

The kinds of things that we have yet to achieve are some software and equipment redundancies that we will be terminating over the course of the next few months. Think about document retention, disaster recovery, those kinds of things and certain software systems that are duplicated until sometime later this year as applications are consolidated and turned off. Obviously we achieved the core conversion back in February but there are some lingering systems that—where there are some duplication that will occur where we will eliminate over the rest of the year. Telecommunication is another area that we typically get a pretty significant cost savings, given our very cost efficient methodology using the Internet and networking capabilities. That has yet to be realized. We have some supplies costs, some printing costs—those areas that will be recognized.

Professional fees were higher in the second quarter for us. Some of that remains from their platform and so those will terminate or reduce over the back half of the year. So those are the kinds of things that we have yet to get. We did—you can see the numbers in the press release. We did see a reduction between the third quarter and the first quarter of 2019 on personnel. You know, there were basically 60 to 70 individuals from Farmers that left the organization either through attrition or the March cuts after the conversion, what you see this quarter in terms of an increase is really related to summer help that we typically get.

So, in terms of the personnel cost savings, with just a couple of exceptions and a little bit on the benefits side, that’s pretty much all achieved here by the end of the first quarter, early second quarter. I think I answered both of your questions. Do you have a follow-up, was that satisfactory?

Russell Gunther

No, you got it, Bob, I appreciate that. And then, just to circle back to your comments on the tax rate for the back half of this year. Is there potential for any tax credits to lower that or as we look into 2020, any available—anything available to you to lower that rate?

Bob Young

Todd, I’ll take that if it’s okay?

Todd Clossin

Yes, go ahead Bob.

Bob Young

So recall, we had a $40 million award of due markets tax credits last year, an additional $25 million this year. Really we have yet to roll those out in a significant way, and so I expect to see in both our budget expectations for 2020 as well as on a realized basis, additional opportunities to deploy those new markets, tax credits, through our community development corporation in our rural markets and so that would give us, as we roll those credits out and they become loans, in low-to-moderate income areas or in rural markets, the first year credit is 5%, the lifetime credit is 39%. The offset being a little bit lower interest rate to the customer or other concessions. So we have that. We’ll have a little bit more on the low income housing tax credit side as we continue to be active there, mostly for CRA purposes.

And as we meld two state and local municipal portfolios there may be some opportunities there as well. Recall, we sold some muni-securities in the first quarter and we’ll be continuing to replace those through the back half of the year. Those are the three main areas that I can think of at this point that would cause us to have a slightly less rate next year than where we are this year between 18.2% and 18.4% on a year-to-date basis.

Russell Gunther

Very good, okay. Thanks for your help with those items. I want to switch back to the deal, if I could. So, you know, Todd, appreciate your comments on the growth profile at Old Line and the pro forma going forward. I guess, could you just give us a sense for what that growth rate that would be in their markets? Is that a mid-single digit for them that you’d expect and then, within that guidance is there anything, you know, understanding credit quality is fairly pristine there. Is there anything you’d ringfence, you’d want to manage lower?

Todd Clossin

I would say, no, there’s nothing that we’re looking at from a ringfenced perspective or anything like that. You know, you get what the market gives you, right, I mean that’s both organizations are the same in terms of credit quality and, you know, the kind of deals we look at and things like that.

So, you know, that’s some quarters, like I look at things on a rolling four-quarter basis. Some quarters that could bump around a lot. So, you can see some quarters up in double digits and some quarters in single digits, but I would think, and Jim’s here with me, he may want to comment on it, but I can see that the future looks like the past. I mean, excluding merger-related type of attrition that occurs from past acquisitions. I would expect the growth rate here to be very similar to what it was in the past on the lending side. I’ll be disappointed if it’s not, maybe even greater because of the bigger balance sheet and the ability to take bigger pieces of deals.

Russell Gunther

All right, very good guys. Thanks for taking my questions.

Todd Clossin

Sure.

Operator

Thank you, and the next question comes from Casey Whitman with Sandler O’Neill.

Casey Whitman

Good morning. Congrats on the deal. I just want to be clear on the accretion guide you guys gave of $2.5 million to $3 million quarterly. Is that just the Old Line piece or is that the total accretion expected including the accretion you’re getting from previous deals?

Bob Young

The Old Line piece. Sorry.

Casey Whitman

Okay, great. Great. And maybe—can you expand just a little bit more on the specific kind of fee income products that you think there’s going to be the most opportunity for you guys in the Maryland market?

Todd Clossin

Yes, I would say usually the first one that ramps up a little bit quicker, it’s more on the lending side, the private banking, because it gets a pretty unique private banking products with physicians, you know, medical professionals, and other professionals—accountants, attorneys. I mean, it really—some very attractive products that we’re seeing really significant growth on in some of the Kentucky markets as we introduce those over the last year or two. So I would see that early on. I would also see early on swap fees. You know, we generate a significant amount of revenue in swap fees and I think that’s something that could be introduced to the market here fairly quickly as well too.

I would think our insurance products through WesBanco Securities is something that’s typically sold through our branch network and that’s going to be significantly bigger with the 37 locations out here. I think, when you look at licensed bankers and the branches, but also brokers that we’ve got and roll that part of our program out here as well too, I think that can generate some significant revenue for us.

The trust fees are a little longer-term cycle on that. You know, you’ve got to build that over time and, you know, they don’t have that business here at Old Line. So that’s something that incrementally takes time to build but they’ve got great relationships with great customers who have those kind of needs. So I would anticipate that we would have the ability to grow that over time as well too.

So those are the things that come to mind right off the bat that I think would be additive, but again, none of those are in the model but we’ve been planning for the ability to kind of—it’s gotten bigger, have the processes in place and the programs in place to very quickly scale those businesses so that we’re not going to try to figure out how to do it. We’ve already got the playbook; we already know it. And then we just roll it out to the markets and we’ll start training on those and adding some staff in select areas maybe in the branches and things like that to focus even more on home equity products and things like that. They’ve got a great residential mortgage lending division here already. We’re going to be adding additional products to that. I was talking to some of the employees down here this morning about that. That will obviously increase lending capabilities but also to the extent that some of that is in the secondary market, would increase fee income as well too.

Casey Whitman

Got it, helpful, thank you. Maybe just one more kind of thinking bigger picture as we look at your pro forma map here. Several markets you could have some opportunities in and you’re kind of skipping over. So for example, you guys look at Northern Virginia, just longer term, any plans or hopes to expand in that market or any others, you know, either by acquisition or De Novo?

Todd Clossin

Yes, you know, we’re pretty paced. You know, it’s measured in terms of how we move forward and, you know, we did two mergers last year to get up and over 10 and obviously there’s some real economics here to get to 16 or so in terms of covering some of the costs of covering 10. So we’ve been pretty acquisitive here the last couple of years because there were some financial drivers that were important to do that.

We’re not in any big hurry or race to get to a certain size. I want to make sure we’re delivering earnings per share of value. To me that’s the one biggest determinant. As we grow in size we’ve got to continue to deliver earnings per share. If we just deliver a bigger balance sheet, that doesn’t help anybody. We need to be able to deliver earnings per share growth.

So if we find opportunistic opportunities that can do that like this, then we would continue to move forward on that but not anything that would ramp up a pace or anything like that. But that market would very much—within a six hour drive of Wheeling would very much be in focus and we are calling this the Mid-Atlantic region. Jim’s got tremendous contacts and connections in this marketplace as well too so, you know, it would be wise of me to tap into his expertise with the banks around here over time.

So, no, we’re not coming here to do this and then be done, but I also don’t expect to do anything in rapid fire succession or anything like that. This is a big merger for us. You know, 20% of the combined size and we want to make sure we get it right.

Casey Whitman

Got it, thank you for taking my questions.

Todd Clossin

Sure.

Operator

Thank you. And the next question comes from Austin Nicholas with Stephens.

Austin Nicholas

Hi everybody, good morning. Congrats on the deal. I appreciate the commentary on the margin combined with Old Line. You know, I guess as I think about the core margin at Old Line around the 3—mid 330s level kind of as reported today and then, you know, you’re in that—or WesBanco’s in the kind of 350 and trickling down to that maybe lower 3—340s as we exit the year or mid-340s. Can you maybe just walk me through, I guess, how to think about the impact to that Old Line margin from the TRUPS redemption and some of the balance sheet restructuring that can—can get you to your commentary of maybe the slight increase on the base case on the NIM?

Todd Clossin

Why don’t you go ahead, kind of continued margin questions, you can handle that.

Bob Young

Yes, and Austin, the model includes about $350,000 a year in savings, I believe, on an after tax basis associated with a $6 million TRUPS redemption. They’ve got that marked at about $4.2 million, $4.3 million right now. And then you’ll note that they issued sub-debt here in 2016. Of course we have some sub-debt as well that we inherited from YCB unrelated to the TRUPS, not junior, it’s regular sub-debt. The five-year re-pricing on both of those tranches happens to be close to one another at the end of 2021. We’d look for the opportunity to do something at that point in time.

That at least on their side, they’re at $35 million, would be projected to save us several hundred thousand dollars, just because we could issue it at a lower rate. Now, of course, it depends upon the market at that time. So those are a couple of numbers that actually we have in the model, but I don’t have in the estimate of accretion. Going forward my estimate of margin related increase related to the accretion as well as the combination of the two balance sheets was that few basis points and it did not include the TRUPS redemption or the sub-debt refinancing in, well I guess, two or three years from now.

So—but we do have that in the merger model relative to the overall earnings accretion. That is expected. Hopefully that was responsive. Was there another question?

Austin Nicholas

Okay. Yes, so I guess maybe that’s pretty helpful. Just so the commentary on the slight increase on the base NIM that you mentioned, that’s kind of referring to the reported NIM for WesBanco or is that —

Bob Young

Yes.

Austin Nicholas

Okay. Not the core —

Bob Young

— purchase accounting.

Austin Nicholas

Got it, perfectly, understood. Okay.

Bob Young

But, again, that’s using a pro forma as of—we just updated this as of 6/30 and it’s consistent with what we had put together at 331 with the two organizations as well and it is, with that $10 million to $11 million, $10 million to $12 million worth of total accretion that’s planned the first quarter. Obviously that would come down throughout the four quarters and then into that following year. It’s kind of like a level set as of Day 1 using a pro forma as of 6/30. And, again, the reminder here is that our base case will come down a couple, three, basis points before the end of the year and moving into next year and probably theirs will as well in that current interest rate environment.

Austin Nicholas

Understood. No, that’s really helpful. I appreciate that. And then you know, I guess just the EPS numbers that are being used for the EPS accretion estimates, is that just consensus 2020 and 2021 estimates or are those something different?

Bob Young

It is, and then with a long-term growth rate applied after 2020, since neither one of us provide guidance, we think the safest thing to do is just to use in the model for those first two years 2019 and 2020 and yes, those first two years the consensus and then apply a long-term growth rate which, for them, is 8% going forward. We’re a little bit less.

Austin Nicholas

Okay, that’s really helpful. And then, you know, Todd, I know in past deals the company has been pretty successful with their—with the acquisitions, you know, especially retaining employees and really, you know, really doing a great job with that and I know part of that, you know, part of that strategy has involved bringing some lenders over the wall and putting retention agreements in place, as I think you’ve disclosed in the past. Is that something you, I guess, were able to do here and just any commentary on maybe the overall kind of retention strategy?

Bob Young

The quick answer is yes, same as we’ve done in the past with retention agreements. So, happy to get that done and get that in place prior to announcement. You know, I think that the business model with Old Line and WesBanco, kind of the way we handle landing and the way we approach things and even operationally how we do things, is very similar. You know, I think in our past acquisitions things have gone well. But here, it’s—it—just from an assimilation standpoint, looks really nice. Again, not much in the way of difference in terms of what the lenders, obviously new platform and some new processes, but I think the transition should be very seamless but we do have those agreements in place and we’ll work to probably get some more at different levels of the organization post announcement.

Austin Nicholas

Okay, great. And then just on the close date, can you remind—I know it says a couple quarters or two in the release, but can you maybe just give some more details on what–on when you’d expect the close date and what kind of would influence it?

Todd Clossin

Yes, if you look at our historical track record, you know, we’ve closed deals around four months or so after announcements. Obviously we had a shareholder vote on both sides here. We’ve got to get you the regulatory approvals and all of that. So, you know, I would say the next several quarters because it could be four months, it could be right into the holidays, Thanksgiving, Christmas, it could flow into the beginning of next year, depending upon how things go. So, wanted to provide a little bit of leeway in there. I see a lot of banks talk about a year. They put a year in their press release, we’re not doing that. That would be an outlier for us. So, I would think towards the end of this year, beginning of next year.

Austin Nicholas

Got it, and then just one last one if I may on the tax rate, I think you made some comments on what you’d expect the tax rate to be in—and I didn’t recall if you made an expectation for the tax rate pro forma with Old Line?

Jim Cornelsen

I did not say. We’ve done some work on that. We think adding in the Maryland state income tax, and their federal items would get us, basically, in that same 18% to 19% rate that we talk about for ourselves. I mentioned where we are today 18.2% to 18.4% but our overall guidance for this year is 18% to 19%. It will probably move up a little bit closer to 19% on a pro forma basis, just given the Maryland state income tax rate is higher than our other states.

Austin Nicholas

Sure, makes sense. Great, well thanks for taking my questions and congrats again guys on the deal.

Todd Clossin

Thank you.

Operator

Thank you. And the next question comes from Steve Moss with B Riley FBR.

Steve Moss

Good morning, guys.

Todd Clossin

Hi Steve.

Steve Moss

I guess—you know, congratulations on the deal here. I guess a couple of questions just to follow-up, you know, obviously it’s a large deal, takes you up to over $15 billion in assets, wondering, does this raise the minimum size of a deal you will consider in the future, Todd?

Todd Clossin

Yes, I mean we said 20% of combined size so as we’ve gotten bigger, I think that that’s a fair comment. You know, we’d like to—we don’t do a series of mergers and things like that, so when we do a merger we want to make sure that it’s big enough to have an impact, the cost and everything else, and time and management focused, everything required. We want it to be sizable enough. Coming into a new market like this, you want to make sure you’re partnering with the team and a bank that’s going to be big enough to defend and grow, and that’s clear with what we have here.

So, you know, I would say that 20% of combined size is probably a rule of thumb for us going forward. I think that’s our comfort level.

Steve Moss

Okay, that’s helpful. And I was just wondering in terms of how this transaction came together, was this a negotiated transaction or was it bid?

Todd Clossin

Yes, we’ll outline a number of things in the S4 as we kind of go through that process. So I’d kind of like to defer to that point if I could.

Steve Moss

Okay, and then on loan growth here, obviously pretty good, sorry if I missed it, but just wondering, you know, geographically where you’ve seen the strongest loan growth in particular in the C&I portfolio?

Todd Clossin

In Legacy WesBanco?

Steve Moss

Yes.

Todd Clossin

Yes, we’re seeing it across the board actually in pretty much all of our markets. It’s really nice to see in Louisville. We had some fairly nice, actually very sizable C&I relationship just here in the last few weeks. Kind of deal that would have been well north of probably three times north of the lending limit of your community bank, the bank we’d want up here. So, we’re starting to see traction in the Kentucky markets that had C&I capabilities but maybe not the size of transactions that we would do. And we continue to hit well in Columbus and Cincinnati and the Pittsburg marketplace; really good lending teams there.

So, C&I has pretty much been across the board. I’d like to see more borrowing on the lines of credit. I still think companies are pretty cash flush and kind of waiting a little bit to pull the trigger on different investments that they’re making. Unemployment seems to be one of the bigger items I hear about more from borrowers can’t get enough people to go and work on the next project or expand their business, so that impacts the amount of borrowing on lines of credit. So I’d like to see that change over time. But, I really can’t think of a market where we’re not doing well on C&I. We have the right teams in the right places.

Steve Moss

Thank you very much, that’s helpful.

Operator

Thank you. And the next question comes from Daniel Cardenas with Raymond James.

Daniel Cardenas

Good morning guys. Congrats on the transaction. Just one quick question, as most of my other questions have been asked and answered. In terms of the conversion, I’m sorry if I missed this, but when do you expect the conversion to take place?

Todd Clossin

Yes, it will probably be within two to three months post closing. So take my comments on the closing and add another 60-to-90 days after that for the conversion.

Daniel Cardenas

So saying then we can…

Todd Clossin

We have the same core. Jim just mentioned that to me which is going to be helpful.

Daniel Cardenas

All right, so then the majority of the cost savings should then begin to hit after the conversion is done, correct?

Todd Clossin

Yes, I would think late first quarter, early second quarter at this point but it depends on the closing, obviously.

Daniel Cardenas

All right, that’s it for me right now, thanks guys.

Todd Clossin

Sure.

Operator

Thank you. And that is all the questions we have at the present time. I would like to return the floor to Todd Clossin for any closing comments.

Todd Clossin

All right, thank you. Appreciate everyone’s time this morning. We’re transforming into this emerging regional financial institution but we’re a 150-year old bank and, as I mentioned, a hundred-year-old trust function as well. The last three years we’ve done some significant expansion, very diversified, into these newer high-growth markets with really good demographics and—but we’re still maintaining our focus on expense management and credit quality. I think we’ve been pretty consistent in terms of we’ve done what we said we were going to do and stayed on that path. And I think we’re positioned well for continued success and we’re excited about our growth opportunities. I want to thank you for joining us today and I look forward to seeing you at an upcoming investor event. Have a good day.

Operator

Thank you, the conference is now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.